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                               June 15, 2020

       Adam Cutler
       Chief Financial Officer
       Molecular Templates, Inc.
       9301 Amberglen Blvd
       Suite 100
       Austin, TX 78729

                                                        Re: Molecular
Templates, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2020
                                                            File No. 333-238937

       Dear Mr. Cutler:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that Article X of your Amended and Restated Bylaws provides for the Court of
                                                        Chancery of the State
of Delaware as the exclusive forum for certain litigation, including any "derivative
action." Please disclose whether this provision applies to actions arising under the Securities
Act or Exchange Act. In that regard, we note that Section 27 of the
                                                        Exchange Act creates
exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or the rules and regulations thereunder, and
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought
to enforce any duty or liability created by the Securities Act or the rules and regulations
thereunder. If the provision applies to Securities Act claims, please also revise your
prospectus to state that there is uncertainty as to whether a court would
 Adam Cutler
Molecular Templates, Inc.
June 15, 2020
Page 2
      enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jason L. Drory, Staff Attorney, at 202-551-8342 or Mary Beth Breslin,
Legal Branch Chief, at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameAdam Cutler
                                                            Division of
Corporation Finance
Comapany NameMolecular Templates, Inc.
                                                            Office of Life
Sciences
June 15, 2020 Page 2
cc:       Matthew J. Gardella, Esq.
FirstName LastName